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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                              (Amendment No. _____)

                          Biomasse International, Inc.
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                                (Name of Issuer)


                              Class B Common Stock
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                         (Title of Class of Securities)


                                    09061D108
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                                 (CUSIP Number)

    Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St.,
                      Cleveland, Ohio 44114, 216-736-7215
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 22, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

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                                  SCHEDULE 13D

CUSIP No. 09061D108                                           Page 2 of 6 pages

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       Douglas G. Furth
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                        (b) [_]

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS

       PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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       NUMBER OF             7   SOLE VOTING POWER

        shares                   6,881,000
                          ------------------------------------------------------
      BENEFICIALLY           8   SHARED VOTING POWER

       OWNED BY
                          ------------------------------------------------------
         EACH                9   SOLE DISPOSITIVE POWER

       REPORTING                 6,881,000
                          ------------------------------------------------------
        PERSON               10  SHARED DISPOSITIVE POWER

         WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,881,000
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [_]

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.45%
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 14    TYPE OF REPORTING PERSON*

       IN
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CUSIP No. 09061D108                                            Page 3 of 6 pages


Item 1.    Security and Issuer.

           This Schedule 13D relates to shares of Class B Common Stock, par value $0.001 per share (the "shares"), of Biomasse International, Inc. ("Biomasse"), a Florida corporation, which has its principal executive offices at 4720 Boulevard Royal, Suite 103, Trois-Rivieres-Ouest, Quebec, Canada G9A 4N1.

Item 2.    Identity and Background.

     (a) This Schedule 13D is filed by Douglas G. Furth for the purpose of reporting acquisitions and dispositions of shares of Biomasse.

     (b)   The business address of Mr. Furth is 714 Arbor Way, Aurora, Ohio
44202.

     (c) Mr. Furth's principal occupation is as an independent business consultant.

     (d)   Negative with respect to Mr. Furth.

     (e)   Negative with respect to Mr. Furth.

     (f)   Mr. Furth is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Mr. Furth acquired 10 million shares from Biomasse pursuant to his engagement as an independent consultant. All of the remaining shares acquired by Mr. Furth were acquired for the aggregate purchase price of approximately $6,223 (excluding commissions) with Mr. Furth's personal funds.

Item 4.    Purpose of Transaction.

     Mr. Furth acquired the shares in connection with consulting services he performed on behalf of Biomasse and for investment. Biomasse engaged Mr. Furth as an independent consultant to assist Biomasse with various matters pertaining to its corporate growth, strategic planning and the formulation of strategic alliances and business relationships. Biomasse and Mr. Furth entered into a letter agreement dated June 12, 2002 formalizing Mr. Furth's engagement. Pursuant to the terms of this agreement, Biomasse issued 10 million shares to Mr. Furth for his consulting services, and registered these shares with the SEC.

     Mr. Furth began to diligently provide Biomasse with the services for which he had been retained, working with management to develop a strategic plan and forge new business alliances. Despite Mr. Furth's efforts on behalf of the company, on August 20, Biomasse's attorney notified Mr. Furth that Biomasse was terminating Mr. Furth's engagement for "cause," but refused to specify

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CUSIP No. 09061D108                                            Page 4 of 6 pages

what cause it had for terminating him. In addition, Benoit Dufresne, the company's president, demanded, without justification under the agreement, that Mr. Furth return his shares to Biomasse. When Mr. Furth refused, Mr. Dufresne and agents of the company commenced a slander campaign against Mr. Furth. Biomasse's management has contacted Mr. Furth's business associates and friends, including his personal broker, and made false statements impugning Mr. Furth's integrity, including falsely stating that Mr. Furth had been indicted for criminal activity.

     When Biomasse's management realized that Mr. Furth would not succumb to these smear tactics, the company's attorney again threatened Mr. Furth with a lawsuit. At this point, Mr. Furth was left with no other choice but to institute a suit himself in order to stop the slander and protect his reputation. On September 5, 2002, Mr. Furth filed a complaint against Biomasse for declaratory judgment, breach of contract and slander in the Court of Common Pleas of Cuyahoga County, Ohio (CV 02 480374), where Mr. Furth resides. Mr. Furth is seeking a declaration that he is entitled to retain his shares of Biomasse, damages for Biomasse's breach of his consulting agreement by wrongfully terminating him, and damages incurred by Mr. Furth as a result of slanderous statements made by Biomasse's officers, employees and agents.

     Mr. Furth is deeply appalled by the behavior of Biomasse's management. He had hoped to work with management for the good of the company and its shareholders, but his efforts have been repeatedly rebuffed. Mr. Furth is now considering his options, and intends to demand that Biomasse hold a shareholder meeting, as it has failed to hold annual meetings as required by law. Although Mr. Furth has not yet formulated specific plans at this time, he may consider plans or proposals that relate to or would result in any of the events listed in
Item 4 of Schedule 13D including the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biomasse;

     (ii)   the sale or transfer of a material amount of assets of Biomasse;

     (iii) a change in the present board of directors or management of Biomasse;

     (iv) a material change in the present capitalization or dividend policy of Biomasse;

     (v) a material change in the business or corporate structure of Biomasse;

     (vi) a change to the Articles of Incorporation, as amended, or By-laws of Biomasse or an impediment to the acquisition of control of Biomasse by any person;

     (vii) the delisting from The Nasdaq Stock Market's OTC Bulletin Board of Biomasse's shares;

     (viii) a class of equity securities of Biomasse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

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CUSIP No. 09061D108                                            Page 5 of 6 pages

     (ix) any action similar to any of those enumerated in (i) through (viii) above.

     Depending on market conditions, developments with respect to Biomasse's business and other factors, Mr. Furth reserves the right to dispose of or acquire additional shares.

Item 5.    Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Biomasse, there are 39,424,945 shares outstanding.

     Mr. Furth beneficially owns 6,881,000 shares, or approximately 17.45% of the outstanding shares.

     (b) Mr. Furth has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the shares owned by him.

     (c) Mr. Furth acquired 10 million shares from Biomasse on July 22, 2002 pursuant to his engagement as an independent consultant. Subsequently, Mr. Furth has gifted shares as follows: 1.1 million shares on August 5, 2002; 600,000 shares on August 7, 2002; and 1.5 million shares on August 26, 2002. In addition, during the past 60 days, Mr. Furth purchased 81,000 shares in open market transactions as set forth below:

                                                 Approximate Per
                                                 ---------------
                                Number             Share Price
                                ------             -----------
                    Date       of Shares     (Excluding Commissions)
                  --------     ---------     -----------------------
                  7/25/02       10,000               $0.080

                  7/26/02       20,000               $0.085

                   8/5/02       20,000               $0.073

                   8/6/02       20,000               $0.072

                   8/6/02       10,000               $0.077

                  8/26/02        1,000               $0.063

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CUSIP No. 09061D108                                            Page 6 of 6 pages

     (d)   Not Applicable.

     (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable.

Item 7.    Material to be Filed as Exhibits.

     Not applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 9, 2002


                                                       /s/ Douglas G. Furth
                                                       -------------------------
                                                       Douglas G. Furth